SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. ___) (1)

                              Comforce Corporation
                              --------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     544118
                                     ------
                                 (CUSIP Number)

                         Bruce Galloway and Gary Herman
             c/o Strategic Turnaround Equity Partners, L.P. (Cayman)
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-1339
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 20 , 2007
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |X|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P.(Cayman)        98-0498777
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               668,533
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          668,533
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      668,533 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.84% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) On the basis of 17,385,550 shares of Common Stock reported by the Company to be issued and outstanding as of May 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management LLC                           90-0000838
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               668,533
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          668,533
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      668,533 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.84% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) On the basis of 17,385,550 shares of Common Stock reported by the Company to be issued and outstanding as of May 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary L. Herman                                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 13,000 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               668,533
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            13,000 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          668,533
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      681,533 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      3.92% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) This includes 4,000 shares of Common Stock held by FBR Inc., and entity which Mr. Herman has voting discretion, 5,000 shares of Common Stock held by Mr. Herman's IRA, and 4,000 shares directly beneficially owned by Mr. Herman.

(2) On the basis of 17,385,550 shares of Common Stock reported by the Company to be issued and outstanding as of May 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway                                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2 (e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 233,980 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               668,533
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            233,980 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          668,533
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      572,393 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.19% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) This includes 114,930 shares of Common Stock held by Mr. Galloway, 14,047 shares of Common Stock held by Mr. Galloway's IRA, 500 shares of Common Stock owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, 19,100 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains full investment and voting discretion, and 99,450 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

(2) On the basis of 17,385,550 shares of Common Stock reported by the Company to be issued and outstanding as of May 2, 2007 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2007.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, no par value, (the "Common Stock") of Comforce Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 415 Crossways Park Drive, Woodbury, NY, 11797.

Item 2. Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity
Partners, L.P. (Cayman)           Cayman Islands limited partnership
                                  General Partner - Galloway Capital Management
                                  LLC

Galloway Capital Management LLC   Delaware limited liability company
                                  Managing Member - Gary L. Herman
                                  Managing Member - Bruce Galloway

Bruce Galloway                    Citizenship - United States
                                  Managing Member - Galloway Capital Management
                                                    LLC
                                  Managing Member - Strategic Turnaround Equity
                                                    Partners, L.P. (Cayman)

Gary L. Herman                    Citizenship - United States
                                  Managing Member - Galloway Capital Management
                                                    LLC
                                  Managing Member - Strategic Turnaround Equity
                                                    Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Mr. Galloway and his affiliates and Mr. Herman.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) made purchases and sells of Common Stock on the open market with its working capital:

--------------------------------------------------------------------------------
Date                   Number of Shares Purchased                Price Per Share
--------------------------------------------------------------------------------
4/30/2007                         3,100                               2.7769
--------------------------------------------------------------------------------
5/7/2007                          10,000                              2.692
--------------------------------------------------------------------------------
5/8/2007                          1,100                                2.68
--------------------------------------------------------------------------------
5/17/2007                         2,700                                2.72
--------------------------------------------------------------------------------
5/24/2007                         12,960                              2.6199
--------------------------------------------------------------------------------
5/31/2007                          100                                 2.61
--------------------------------------------------------------------------------
6/11/2007                         7,800                                2.68
--------------------------------------------------------------------------------
6/15/2007                         7,570                               2.7281
--------------------------------------------------------------------------------
6/19/2007                         20,500                              2.6275
--------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sells of Common Stock on the open market with his personal funds:

--------------------------------------------------------------------------------
Date                     Number of Shares Sold                   Price Per Share
--------------------------------------------------------------------------------
5/21/2007                         2,790                              2.61996
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The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 668,533 shares of Common Stock, representing approximately 3.84% of the number of shares of Common Stock stated to be outstanding by the Company, as of May 2, 2007 in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2007. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 668,533 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 668,533 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 668,533 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary
L. Herman by virtue of being members of Galloway Capital Management LLC, and
(iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 233,980 shares of Common Stock directly reported by Mr. Galloway, 114,930 shares of Common stock directly held by Mr. Galloway, 500 shares of Common Stock are owned by Mr. Galloway's son for which Mr. Galloway has the power to vote and dispose, and 19,100 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains full investment and voting discretion, and 99,450 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains full investment and voting discretion.

Of the total of 13,000 shares of Common Stock directly reported by Mr. Herman, 4,000 shares are directly beneficially owned by Mr. Herman, 5,000 shares are held by Mr. Herman's IRA, and 4,000 are held by FBR, Inc. for which Mr. Herman has voting discretion.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
        Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Strategic Turnaround Equity Partners, L.P. (Cayman)

June 20, 2007                By: /s/ Gary Herman
                                 ---------------
                             Name: Gary Herman
                             Title: Managing Member of Galloway Capital
                             Management LLC, the General Partner of Strategic
                             Turnaround Equity Partners, L.P. (Cayman)


                             Galloway Capital Management, LLC

June 20, 2007                By: /s/ Bruce Galloway
                                 ------------------
                             Name: Bruce Galloway
                             Title: Managing Member


                             Gary L. Herman

June 20, 2007                /s/ Gary L. Herman
                             ------------------


                             Bruce Galloway

June 20, 2007                /s/ Bruce Galloway
                             ------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).